16006200

SEC Mail Processing Section
MAR 15 2016
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SEC FILE NUMBER
8- 68994

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lodestar Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 East 42nd Street – 14th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eli Wishnivetski (646) 568-2383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue – Suite 1430 (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eli Wishnevetski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lodestar Securities Corp, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

State of New York
County of New York

Notary Public

Notary Public ... NO. 01 ... Qualified in New York County My Commission Expires Aug 25, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LODESTAR SECURITIES CORP

TABLE OF CONTENTS

RBSM LLP
Accountants & Advisors

805 Third Avenue
Suite 1430
New York, NY 10022
212.838.5100
www.rbsmllp.com

Report of Independent Registered Public Accounting Firm

Lodestar Securities Corp.
New York, NY

To Officers and Directors:

We have audited the accompanying statement of financial condition of Lodestar Securities Corp. (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Lodestar Securities Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lodestar Securities Corp. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information included in Schedules I and II (Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Lodestar Securities Corp.'s financial statements. The Supplemental Information is the responsibility of Lodestar Securities Corp.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Uncertainties Regarding the Future Outcome of Contingency

As discussed in Note F to the financial statements, the Company received a preliminary report of examination from the SEC dated March 3, 2016 citing various violations during the year of Rules 15c3-1, 15c3-3, 17a-3 (Books and Records), 17a-5 (Reporting) and 17a-11 (Notifications) which Rules are generally considered to be Financial Responsibility Rules. The report also cited various violations of certain other Rules which fall primarily under Sales Practices and Risk Management Controls. The ultimate outcome of this examination cannot presently be determined. Accordingly, no provision for any liability that may result has been made in the financial statements. Nevertheless, due to uncertainties with this examination, it is at least reasonably possible that the examination could have a material adverse effect on Lodestar Securities Corp. Our opinion is not modified with respect to this matter.

RBSM LLP

New York, NY
March 14, 2016

Lodestar Securities Corp
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	65,772
Receivable from clearing broker		654,252
Deposit with clearing broker		250,000
Uncollected customer commissions		167,003
Property and equipment, net of accumulated depreciation of $9,235		7,391
Security deposit		4,650
Other		667
Total assets	**$**	**1,149,735**
Liabilities and Stockholder's Equity		
Current Liabilities		
Payables to broker-dealers	$	696,751
Accounts payable and accrued expenses		285,769
		982,520
Commitments and contingencies		-
Stockholder's equity		
Common stock, no par value; 200 shares authorized; 100 shares issued and outstandir		200
Additional paid-in capital		878,101
Accumulated deficit		(711,086)
Total stockholder's equity		167,215
Total liabilities and stockholder's equity	**$**	**1,149,735**

The accompanying notes are an integral part of these financial statements.

Lodestar Securities Corp
Statement of Operations
Year Ended December 31, 2015

Revenues	
Commissions	$ 1,811,383
Customer reimbursement of executing brtoker commissions and order management system fees	596,622
Referral fees	7,511
Investment loss	(485)
Total	2,415,031
Expenses	
Clearing and execution	1,741,912
Compensation, including benefits	619,569
Order management system fees	126,782
Professional fees	125,691
Occupancy, including office rent expense of $58,209	96,514
Regulatory	8,222
Other	8,998
	2,727,688
Net loss before provision for taxes	(312,657)
Provision for taxes - state and local	4,085
Net loss	$ (316,742)

The accompanying notes are an integral part of these financial statements.

Lodestar Securities Corp
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Stock	Additional Paid -in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance - January 1, 2015	$ 200	$ 838,101	$ (394,344)	$ 443,957
Stockholder's contributions	-	40,000	-	40,000
Net loss	-	-	(316,742)	(316,742)
Balance - December 31, 2015	$ 200	$ 878,101	$ (711,086)	$ 167,215

The accompanying notes are an integral part of these financial statements.

Lodestar Securities Corp
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities	
Net loss	$ (316,742)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	3,041
Increase (decrease) in cash attributable to changes in operating assets and liabilities	
Due to broker-dealers	681,340
Accounts payable and accrued expenses	235,945
Prepaid expenses	23,707
Security deposit	(4,650)
Deposit with clearing broker	(71,250)
Uncollected customer commissions	(114,029)
Due from clearing broker	(456,031)
Net cash used in operating activities	(18,669)
Cash flows from financing activities	
Stockholder's contributions	40,000
Net cash provided by financing activities	40,000
Net increase in cash	21,331
Cash - beginning	44,441
Cash - ending	$ 65,772
Supplemental disclosure of cash flow information:	
Interest paid in 2015	$ 243
Income taxes paid in 2015	$ 1,085

The accompanying notes are an integral part of the financial statements.

Note A – Organization

Nature of Business

Lodestar Securities Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company primarily executes transactions on an agency basis for institutional clients.

Note B – Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Revenue Recognition

The Company records commission revenue and related expenses on a trade date basis. Fees are recognized as earned.

Cash and Cash Equivalents

Cash and cash equivalents include investments with three months or less to maturity at the date of purchase. The Company maintains deposits in a financial institution that at times exceed the insured amount of $250,000 provided by the U.S. Federal Deposit Insurance Corporation (FDIC).

Revenue Concentration

One client's transactions accounted for a majority of commission revenue for the year ended December 31, 2015 and that client's transactions have accounted for an increasing majority of commissions through the latter part of 2015 and into 2016.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is computed on the straight line method over estimated useful lives of five to seven years.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and

liabilities is recognized in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event that the Company determines that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Subsequent Events

Subsequent events were evaluated through March 14, 2016 which is the date the financial statements were available to be issued. The Company received a preliminary report of examination from the Securities and Exchange Commission ("SEC") dated March 3, 2016. See Note F for a discussion of certain matters contained in the SEC's report.

Note C – Net Capital Requirements and Net Capital Deficiency

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had a net capital deficiency of $12,496, which was $77,997 less than its required net capital of $65,501. The Company's net capital ratio was (78.63) to 1.

At various times during 2015 in addition to December 31, the Company was in violation of Rule 15c3-1 in that it conducted a securities business while operating under its required minimum net capital. During a part of this period and throughout early 2016, the SEC conducted an examination focusing on, among other matters, the Company's net capital deficiency and its holding of customers' funds in violation of its exemption from the Customer Protection Rule (Rule 15c3-3). As of the date that the financial statements became available to be issued, the SEC had not issued its final report indicating what, if any, adverse consequences may inure to the Company as the result of these matters. Commencing January 25, 2016, the Company has been in compliance with Rule 15c3-1.

Note D – Clearing Broker and Off Balance Sheet Risk

During 2015, the Company cleared its customer transactions on a fully disclosed basis through Industrial and Commercial Bank of China Financial Services, LLC ("ICBC") and Pershing, LLC ("Pershing"). The Pershing clearing agreement was terminated in 2015.

In accordance with its clearing agreement with ICBC, the Company maintains a clearing deposit of $250,000. ICBC has requested that the Company increase its clearing deposit to $350,000.

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the

customer or the counter party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparts. The Company has a policy of reviewing, as considered necessary, the credit standing of customers and counter parties with which it conducts business.

Note E - Income Taxes

The Company's income tax provision in the accompanying statement of operations consists of state and local taxes computed on bases other than net income. For federal income tax purposes, the disallowance, primarily, of a portion of entertainment expense and certain insurance premiums reduces the Company's net operating loss carryforward to approximately $700,000 which may be carried forward until 2035 to reduce federal taxable income. The Company has deferred tax benefits of approximately $280,000 which they are unlikely to utilize and therefore have taken a full valuation allowance on this amount.

The Company is no longer subject to U.S. federal and state income tax examinations for years before 2012.

Note F - Contingency

The Company received a preliminary report of examination from the SEC dated March 3, 2016. The report cited various violations in 2015 of Rules 15c3-1, 15c3-3, 17a-3 (Books and Records), 17a-5 (Reporting) and 17a-11 (Notifications) which Rules are generally considered to be Financial Responsibility Rules. The report also cited various violations of certain other Rules which fall primarily under Sales Practices and Risk Management Controls.

As relates to the Financial Responsibility Rules, as of various date during the year ended December 31, 2015, the SEC has found that the Company incorrectly netted certain unrelated customer receivables and payables with obligations to executing broker-dealers and certain providers of order management systems which understated Non-allowable Assets in its Net Capital computations resulting in inaccurate Net Capital computations and FOCUS Reports. As the Company was unaware of its errors, its books and records contained certain inaccuracies and it failed to provide timely notification to the SEC and FINRA of these matters.

Additionally, the Company received certain rebates belonging to one of its customers and held those funds for several days before it remitted the funds to its customer in violation of the Rule 15c3-3. This violation had the related effect of causing the Company's minimum required Net Capital under Rule 15c3-1 to increase from $5,000 to $250,000 further impacting its Net Capital violations and requiring the Company to file FOCUS Reports monthly instead of quarterly.

The SEC's Report is deemed preliminary until the Company addresses the matters contained therein and the SEC reviews those responses and then issues a final report. Until the SEC's final report is issued, the Company does not have the ability to determine what, if any, penalties, fines

or sanctions may be imposed on it and, accordingly, the accompanying financial statements do not reflect any charge related thereto.

Lodestar Securities Corp **Schedule I**
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

Net capital:			
Total stockholder's equity		$	167,215
Deduct nonallowable assets:			
Uncollected customer commissions	167,003		
Property and equipment, net	7,391		
Security deposit	4,650		
Prepaid expenses	667		
			179,711
Net capital (deficiency) before haircuts on securities (tentative net capital)			(12,496)
Haircuts on securities			
Net capital (deficiency)		$	(12,496)
Aggregate indebtedness:			
Payables to broker-dealers		$	696,751
Accounts payable and accrued expenses			285,769
Total aggregate indebtedness		$	982,520
Computation of basic net capital requirement:			
Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $5,000, whichever is greater)		$	65,501
Excess net capital at 1500 percent		$	(77,997)
Excess net capital at 1000 percent		$	(110,748)
Ratio of aggregate indebtedness to net capital			(78.63) to 1

Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company, to its best knowledge and belief, during the year ended December 31, 2015, (1) claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(ii) except as follows:

The Company, at various times during 2015 through July, collected liquidity rebates from broker-dealers on behalf of customers and held those funds for periods of time before remitting the funds to the customers. At certain times, the Company netted receivables and payables from/to unrelated customers. The Company also failed to compute its reserve requirement when it was holding customer funds.

The Company has instituted procedures so that it no longer holds customer funds and has instituted daily review procedures so that, if as the result of an error, it does hold customer funds, those funds are remitted to the customer on the subsequent day.

Lodestar Securities Corp

Reconciliations

Under Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2015

A. Reconciliation of Computation of Net Capital

1.	Net capital, per FOCUS Report, Part IIA	$	(12,496)
	Net Capital, per schedule I	**$**	**(12,496)**
2.	Aggregate indebtedness per FOCUS Report, Part IIA	$	982,520
	Aggregate indebtedness, per schedule I	**$**	**982,520**

B. Reconciliation of Revenues and Expenses

1.	Revenues per FOCUS Reports as originally filed for 2015	$	1,818,409
	Adjustment to eliminate netting of revenues and expenses		596,622
	Revenues per FOCUS Reports as originally filed for March 31, June 30, September 30 and December 31, 2015, as revised	$	2,415,031
2.	Expenses per FOCUS Reports as originally filed for 2015	$	2,131,066

RBSM LLP
Accountants & Advisors

805 Third Avenue
Suite 1430
New York, NY 10022
212.838.5100
www.rbsmllp.com

Lodestar Securities Corp.
New York, NY

To Officers and Directors:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lodestar Securities Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Lodestar Securities Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Lodestar Securities Corp. stated that Lodestar Securities Corp. at failed to meet the identified exemption provisions throughout the most recent fiscal year without exception. Lodestar Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lodestar Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
March 14, 2016

Rule 15c3-3 Exemption Report
December 31, 2015

Lodestar Securities Corp. ("the Company")

The Company, to its best knowledge and belief, during the year ended December 31, 2015, (1) claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(ii) except as follows:

The Company, at various times during 2015 through July, collected liquidity rebates from broker-dealers on behalf of customers and held those funds for periods of time before remitting the funds to the customers. At certain times, the Company netted receivables and payables from/to unrelated customers. The Company also failed to compute its reserve requirement when it was holding customer funds.

The Company has instituted procedures so that it no longer holds customer funds and has instituted daily review procedures so that, if as the result of an error, it does hold customer funds, those funds are remitted to the customer on the subsequent day.

Name: Eli Wishnivetski
Title: CEO
Date: March 11, 2016

RBSM LLP
Accountants & Advisors

805 Third Avenue
Suite 1430
New York, NY 10022
212.838-5100
www.rbsmllp.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Lodestar Securities Corp.
New York, NY

To Officers and Directors:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Lodestar Securities Corp., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Commodity Futures Trading Commission (CFTC), solely to assist you and the other specified parties in evaluating Lodestar Securities Corp.'s compliance with the applicable instructions of Form SIPC-7. Lodestar Securities Corp.'s management is responsible for Lodestar Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
March 14, 2016

Lodestar Securities Corp
Schedule of Assessment and Payments
Year ended December 31, 2015

Revenue	$	2,415,031
Total revenue (FOCUS Line 12/Part IIA Line 9)		2,415,031
Additions		NONE
Deductions		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		1,741,912
SIPC net operating revenues	$	673,119
SIPC general assessment at .0025	$	1,683
Less: Payment made July 22, 2015		(1,120)
Assessment balance due	$	563

RBSM LLP
Accountants & Advisors

805 Third Avenue
Suite 1430
New York, NY 10022
212.838.5100
www.rbsmllp.com

Lodestar Securities Corp.
New York, NY

To Officers and Directors:

In planning and performing our audit of the financial statements of Lodestar Securities Corp. (the "Company") as of and for the year ended December 31, 2015, we considered the Company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies under standards established of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We noted two deficiencies to be material weaknesses, which are discussed on the following page

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. We did not identify any control deficiencies that we believe to the significant deficiencies.

RBSM LLP

New York, NY
March 14, 2016

MATERIAL WEAKNESSES

- During the course of the audit, it has been noted that during various date ranges in 2015, the Company incorrectly netted certain receivables and payables involving customers against certain payables to broker-dealers and other vendors and presented the net amounts as Allowable Assets in its computation of Net Capital in violation of SEC Rule 15c3-1. As the Company appeared to have been unaware of its violation, it also violated certain aspects of SEC Rule 17a-3 concerning books and records and certain aspects of SEC Rule 17a-11 concerning notifications to regulators of the resultant Net Capital deficiencies and maintenance of inaccurate books and records.

Management's Response:

Effective December 1, 2015, the Company changed its accounting so as to no longer net certain receivables and payables involving customers against certain payables to broker-dealers and other vendors. As the result, the Company has computed its Net Capital accurately from that date.

- During the course of the audit, it has been noted that at certain dates in 2015, the Company held customer funds in violation of SEC Rule 15c3-3 and that it did not timely remit such funds to the customers nor compute a reserve calculation. As the Company appeared to have been unaware of its violation, it also violated certain aspects of SEC Rule 15c3-1 in that it failed to recognize that its minimum Net Capital requirement was $250,000 and certain aspects of SEC Rule 17a-5 in that it should have been filing FOCUS Reports monthly rather than quarterly.

Management's Response:

The Company has instituted procedures so that it no longer holds customer funds and has instituted daily review procedures so that, if as the result of an error, it does hold customer funds, those funds are remitted to the customer on the subsequent day.